UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Opsware Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
68383A101
(CUSIP Number)
Marc L. Andreessen and J.P. Morgan Trust Company, N.A., Co-Trustees c/o J.P. Morgan Trust Company, N.A. 1999 Avenue of the Stars, 26th Floor Los Angeles, CA 90067 (310) 860-7055
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 2, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons.	Marc L. Andreessen
I.R.S. Identification Nos. of above persons (entities only).
2.		Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☐
			(b) ☐
3.		SEC Use Only
4.		Source of Funds (See Instructions)	PF
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	United States

Number of	7.	Sole Voting Power	7,290,055
Shares
Beneficially	8.	Shared Voting Power	1,438,000
Owned by
Each Reporting	9.	Sole Dispositive Power	7,290,055
Person With
	10.	Shared Dispositive Power	1,438,000

11.		Aggregate Amount Beneficially Owned by Each Reporting Person	8,728,055 (See (1) below)
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.		Percent of Class Represented by Amount in Row (11)	8.1%
14.		Type of Reporting Person (See Instructions)	IN

(1)
Represents (i) 5,458,785 shares held by the Andreessen 1996 Living Trust (the “Living Trust”), of which Mr. Andreessen and J.P. Morgan Trust Company, N.A. (the “Trust Company”) are Trustees, with Mr. Andreessen exercising sole voting and dispositive power in accordance with the terms of the Living Trust and (ii) 1,438,000 shares held by the 1996 Andreessen Charitable Remainder Trust dated 2/1/96 (the “Charitable Trust”), of which Mr. Andreessen and the Trust Company are Trustees sharing voting and dispositive power.  The Living Trust and the Charitable Trust are collectively referred to herein as the “Trusts”.  Also represents 1,831,270 shares issuable upon exercise of outstanding options held by Mr. Andreessen exercisable within 60 days of July 31, 2007.

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed by Marc L. Andreessen (“Mr. Andreessen”) and Michael G. Mohr (a former co-Trustee for the Trusts) on September 28, 2001 (the “Schedule 13D”), as amended by Amendment No. 1 filed on March 9, 2006 and Amendment No. 2 filed on January 3, 2007.

Item 1.  Security and Issuer

This Amendment relates to the Common Stock, par value $0.001 per share, of Opsware Inc., a Delaware corporation (“Opsware”). The principal executive offices of Opsware are located at 599 N. Mathilda Avenue, Sunnyvale, California 94085.

Item 2.  Identity and Background

This Amendment is being filed on behalf of Mr. Andreessen, a natural person.

Mr. Andreessen is a member of the Board of Directors and a principal stockholder of Opsware. Mr. Andreessen’s business address is c/o Opsware Inc., 599 N. Mathilda Avenue, Sunnyvale, California 94085.  Mr. Andreessen, during the last five years, has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Andreessen is a citizen of the United States.

Mr. Andreessen and the Trust Company are the Trustees of the Living Trust. The Living Trust was formed for the benefit of Mr. Andreessen and the purpose of estate planning. The Living Trust was organized under the laws of the State of California. The principal office of the Living Trust is c/o J.P. Morgan Trust Company, N.A., 1999 Avenue of the Stars, 26th Floor, Los Angeles, CA  90067.  In accordance with the terms of the Living Trust, Mr. Andreessen exercises sole voting and dispositive power over the shares of Opsware held in the Living Trust.

Mr. Andreessen and the Trust Company are the Trustees of the Charitable Trust. The Charitable Trust was formed for the benefit of Mr. Andreessen and the purpose of estate planning. The Charitable Trust was organized under the laws of the State of California. The principal office of the Charitable Trust is c/o J.P. Morgan Trust Company, N.A., 1999 Avenue of the Stars, 26th Floor, Los Angeles, CA  90067. In accordance with the terms of the Charitable Trust, Mr. Andreessen and the Trust Company share voting and dispositive power over the shares of Opsware held in the Charitable Trust.

Item 3.  Source and Amount of Funds or Other Consideration

As noted in prior amendments, from time to time Mr. Andreessen has been granted stock options to purchase shares of Opsware Common Stock for no consideration.  Due to the vesting schedules of these stock options, Mr. Andreessen is deemed, for the purposes of this Amendment, to be the beneficial owner of 1,831,270 shares underlying these stock options.  It is currently contemplated that any purchases of shares upon exercise of these stock options would be made with cash from Mr. Andreessen’s personal funds or through a “cashless exercise” program.

Item 4.  Purpose of Transaction

Item 4 is hereby replaced in its entirety by the following:

On July 20, 2007, Opsware entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Hewlett-Packard Company (“HP”) and Orca Acquisition Corporation, a wholly-owned subsidiary of HP (“Purchaser”). Pursuant to the Merger Agreement (and subject to the terms and conditions set forth therein), Purchaser has commenced a cash tender offer for all outstanding shares of Opsware’s Common Stock, and as soon as practicable following the consummation of the tender offer, Purchaser will merge with and into Opsware, and Opsware will become a wholly-owned subsidiary of HP (the “Merger”).  In order to induce HP and Purchaser to enter into the Merger Agreement, Mr. Andreessen, along with the other directors and executive officers of Opsware (and certain of their affiliated persons, including, in the case of Mr. Andreessen, the Trusts), in their capacities as stockholders of Opsware (the “Subject Stockholders”), each entered into Tender and Stockholder Support Agreements (the “Tender Agreements”) with HP and Purchaser concurrently with the execution and delivery of the Merger Agreement. Subject to the terms and conditions of the Tender Agreements, Mr. Andreessen and the other Subject Stockholders have agreed to tender the shares beneficially owned by them in the tender offer and to vote such shares in favor of adoption of the Merger Agreement.

Except as set forth in this Item 4 or Item 6 below, Mr. Andreessen currently has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) are hereby replaced in their entirety by the following:

(a)
Mr. Andreessen is the beneficial owner of 8,728,055 shares of Common Stock of Opsware as of August 2, 2007, representing approximately 8.1% of the issued and outstanding shares of Common Stock of Opsware, based on the 105,517,722 shares of Common Stock of Opsware outstanding as of May 31, 2007 (as reported on Opsware’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on June 11, 2007).

(b)
As Trustee of the Living Trust, Mr. Andreessen has the sole power to exercise and direct the vote and the sole power to dispose or direct the disposition of the shares of Opsware Common Stock held by the Living Trust. As Trustees of the Charitable Trust, Mr. Andreessen and the Trust Company have the shared power to exercise and direct the vote and the shared power to dispose or direct the disposition of the shares of Opsware Common Stock held by the Charitable Trust.  Mr. Andreessen would, upon exercise of stock options, hold the sole power to vote and dispose or direct the disposition of the shares of Opsware Common Stock subject to such stock options.  The Trust Company is a national association and a trust company organized under the laws of United States. Its principal business address is J.P. Morgan Trust Company, N.A., 1999 Avenue of the Stars, 26th Floor Los Angeles, CA  90067.  The Trust Company, during the last five years, has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)	Transactions in the Common Stock of Opsware effected by Mr. Andreessen during the past sixty days are described in Schedule A attached hereto and incorporated herein by reference.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See the description of the Merger and the Tender Agreements in Item 4 above.

Except as set forth in this Schedule 13D, Mr. Andreessen does not have any contract, arrangement, understanding or relationship with any other person with respect to any security of Opsware.

Item 7.  Material to Be Filed as Exhibits

1. Form of Tender and Stockholder Support Agreement, dated as of July 20, 2007, by and among HP, Purchaser and each of the Subject Stockholders, including Marc L. Andreessen (the filing person), the Living Trust and the Charitable Trust (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Opsware on July 23, 2007).

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 13, 2007
/s/ Marc L. Andreessen
Marc L. Andreessen

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE A

Date of Transaction	Number of Shares	Price per Share	Nature of Transaction
6/20/07	50,000	$0	Stock Option Grant (1)
8/2/07	1,000,000	$0	Gift (2)

(1)
On June 20, 2007, Mr. Andreessen was granted an option to purchase 50,000 shares of Common Stock of Opsware at an exercise price of $10.00 per share. Mr. Andreessen’s grant was reported on a Form 4 pursuant to Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(2)	The gift transfer of shares listed above was effected by Mr. Andreessen, as Trustee of the Living Trust, and was also voluntarily reported on a Form 4 pursuant to Section 16 of the Exchange Act.